EXHIBIT 21.1

LIST OF SUBSIDIARIES

Direct Subsidiaries of Ariel Way, Inc.

Name of Subsidiary	Jurisdiction of Incorporation
Syrei Holding UK Limited	United Kingdom
Ariel Way Media, Inc.	Delaware
Ariel Way Media, Ltd.	United Kingdom
Lime Truck, Inc.	Delaware

Direct Subsidiaries of Syrei Holding UK Limited

Name of Subsidiary	Jurisdiction of Incorporation
Syrei AB	Sweden